Exhibit 99.1

Hello everyone,

My name is Grace Harlow and I am an Appraiser here at Masterworks.

We are pleased to announce a new offering by the American contemporary artist, George Condo. The artist is known for his dramatically stylized characters that incorporate exaggerated, often grotesque features.

From September through November 2021, George Condo was the subject of a major retrospective at the Long Museum in Shanghai titled, “George Condo: The Picture Gallery.” That same year, his auction turnover totaled over $76 million, ranking him 28th among all artists and 5th among contemporary artists worldwide.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 330 examples of George Condo’s paintings from around the world, many of which are priced in excess of $5 million.

The current offering is titled “xNxuxdxex xoxnx xPxuxrxpxlxex xCxhxaxixrx” and was executed in 2007. The Painting depicts a nude female figure seated in an asymmetric armchair who addresses the viewer with a direct gaze. The painting is a characteristic example of Condo’s figurative works, which blend art historical concepts with his interest in contemporary culture and the human psyche.

As of January 2023, colorful multi-figure compositions featuring nude female figures dominate George Condo’s top auction records and account for four of his top five price records. Examples similar in period to the Painting and featuring single “grotesque” nudes have sold in excess of $1.5 million at auction and include: “The Showgirl” (2008), which sold for $1.7 million at Phillips, London in October of 2021, “The Rock Thrower” (2007), which sold for $750,000 at Phillips, London in March of 2022, and “Green Seated Woman” (2006), which sold for just under $700,000 at Phillips, Hong Kong in June of 2022.

Between May 2009 and November 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 12.9%. Between May 1986 to September 2022, the record auction price for Condo’s works has grown at an annualized appreciation rate of 23.7%.